ANDREW N. BERNSTEIN, P.C.

ATTORNEY AT LAW

5445 DTC PARKWAY, SUITE 520

GREENWOOD VILLAGE, COLORADO  80111

TELEPHONE (303) 770-7131

FACSIMILE (303) 770-7332

EMAIL:  anbpc@attglobal.net

September 4, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549-3561

Attn:	Ms. Raquel Howard
Mail Stop 3561

Re:	Pacific Vegas Global Strategies, Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2007
Response Letter dated August 13, 2008
File No. 000-49701

Dear Ms. Howard:

On behalf of the above-captioned Registrant, we are filing an amended Report on Form 10-KSB/A for the fiscal year ended December 31, 2007. This filing responds to the Staff’s comment letter dated August 20, 2008 (the “Comment Letter”).  The response which follows corresponds to the following comment in the Comment Letter.

Form 10-KSB/A1 for Fiscal Year Ended December 31, 2007, filed August 13, 2008

As proposed by the Staff in the Comment Letter and in light of the Staff’s comments, we have amended the Form 10-KSB to disclose management’s revised conclusion on the effectiveness of our disclosure controls and procedures (“DC&P”) to indicate that our DC&P were not effective as of the end of the fiscal year.

The Company believes that the foregoing information and amended filing respond fully to the comment in the Comment Letter.  If you have any questions or comments regarding the foregoing information, please contact me at my office.

Very truly yours,

/s/ ANDREW N. BERNSTEIN

Andrew N. Bernstein

ANB/sma

Enclosure

cc:         Pacific Vegas Global Strategies, Inc.